July 12, 2024

Thomas McNeill
SVP-Chief Financial Officer
Optimus Healthcare Services, Inc.
1400 Old Country Road, Suite 306
Westbury, NY 11590

       Re: Optimus Healthcare Services, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed June 17, 2024
           File No. 333-261849
Dear Thomas McNeill:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services